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                                                                       Exhibit 4

Oak Technology Appoints Special Committee and Amends Stockholder Rights Plan

SUNNYVALE, Calif.--(BUSINESS WIRE)--Nov. 23, 1998--Oak Technology, Inc. (the "Company") (Nasdaq:OAKT - news) today announced that its Board of Directors
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(the "Board") has appointed a Special Committee of the Board, composed of independent directors Timothy Tomlinson and Young K. Sohn, to evaluate a proposal received from David Tsang, Chairman of the Board and Chief Executive Officer of the Company, on behalf of Gold Acquisition Group, to acquire all outstanding shares of common stock of the Company for $4.50 per share in cash.

Tomlinson is a partner of the law firm Tomlinson Zisko Morosoli & Maser LLP. Sohn is President of the Enterprise and Personal Storage Group of Quantum Corporation.

In addition to evaluating Tsang's proposal, the Special Committee is authorized to consider any other proposals that may be submitted as well as other alternatives to preserve and/or enhance stockholder value that it deems appropriate in the exercise of its fiduciary duties, including continued stand-alone operation by the Company and restructuring of the Company's operations.

To assist in its review, the Special Committee has retained Merrill Lynch & Co. as its independent financial adviser, Gray Cary Ware & Freidenrich LLP as its independent legal counsel, and Boston Consulting Group as its management consulting adviser.

The Company also announced today that the Board has amended the Company's existing stockholder rights plan (the "Rights Plan"). The amendment eliminates the "Continuing Directors" provision of the Rights Plan. The "Continuing Directors" provision provides that the Rights Plan may only be redeemed by those directors who were Board members at the time the Rights Plan was enacted, or their duly appointed successors.

The amended Rights Plan vests all decision-making powers with respect to the Rights Plan in the Board, without limitation. This amendment to the Rights Plan was made in response to the Delaware Court of Chancery's recent decision in Carmody v. Toll Brothers, Inc., which cast doubt on the legality, under Delaware Law, of a "Continuing Directors" provision such as the one previously adopted by the Company.

        About Oak Technology

Founded in 1987, Oak Technology, Inc. designs, develops and markets high-performance semiconductors and related software to original equipment manufacturers (OEMs) worldwide who serve the optical storage, consumer electronics, and digital office equipment markets. Oak has subsidiaries in Japan (Oak Technology K.K.); Taiwan (Oak Technology, Taiwan); Andover, Mass. (Pixel Magic, Inc.); Bristol, U.K. (Oak Technology Ltd.); and Munich, Germany (Oak Technology GmbH).

The Company completed its initial public offering in February 1995. Additional information about Oak Technology and its products can be found on the World Wide Web at www.oaktech.com.

Note to Editors: Oak Technology and the Oak logo are registered trademarks of Oak Technology, Inc. All other product names or company names are mentioned for identification purposes only, and may be trademarks of their respective owners.

CONTACT: Oak Technology, Inc.
Supriya Venkat, 408/328-6899